UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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Merger of shares of CPFL Paulista and CPFL Piratininga approved

São Paulo, November 23, 2005 - CPFL Energia S.A. (“CPFL Energia”) announces to its shareholders and the market, that, in General Shareholders’ meetings held today, it was approved that (i) all the issued and outstanding shares of Companhia Piratininga de Força e Luz (“CPFL Piratininga”) are to be merged into Companhia Paulista de Força e Luz (“CPFL Paulista”) and (ii) all the issued and outstanding shares o CPFL Paulista are to be merged into CPFL Energia. As a result, CPFL Piratininga shall become a wholly-owned subsidiary of CPFL Paulista, which, in turn, shall become a wholly-owned subsidiary of CPFL Energia.

The transaction resulted in a R$468,201,127.47 increase in CPFL Energia’s capital stock, through the issuance of 18,862,417 new book-entry common shares.

Shareholders of CPFL Piratininga will receive: (i) one Common Share of CPFL Paulista in exchange for each block of 6.053721422 Common Shares of CPFL Piratininga; and (ii) one Class A Preferred Share of CPFL Paulista in exchange for each block of 6.053721422 Preferred Shares of CPFL Piratininga. Immediately thereafter, shareholders of CPFL Paulista (including those migrating from CPFL Piratininga) will receive one Common Share of CPFL Energia in exchange for each block of 101.600724349 common or preferred shares (Classes A, B or C) of CPFL Paulista. These exchange ratios were established based on valuations prepared by Banco Pactual S.A. for the three aforementioned companies.

Dissenting shareholders of CPFL Energia, who have acquired shares before (and exclusive) October 25, 2005, are entitled to redeem their shares at net book value as determined on September 30, 2005 (R$9.808102455 per share), which decision shall be communicated within the period starting on November 24, 2005 and ending on December 23, 2005.

Terms and conditions for the exercise of the redemption right are described in our investor relations’ website.

We understand this transaction will bring benefits to CPFL Energia by increasing its shareholder base by more than 10,500 shareholders and increasing its free float by 0.95% . Furthermore, the incorporation of CPFL Piratininga and CPFL Paulista into CPFL Energia will concentrate the CPFL Group’s liquidity in the stock of CPFL Energia, which is part of the following indexes: Índice Brasil (“IBRX”), Índice de Energia Elétrica (“IEE”), Índice de Ações com Governança Corporativa Diferenciada (“IGC”), Índice de Ações com Tag Along Diferenciado (“ITAG”), and Índice Dow Jones Brazil Titans 20 ADR (“DJBR20”).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2005

CPFL ENERGIA S.A.

By: /S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: José Antonio de Almeida Filippo Title: Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.